FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Issuer

Viceroy Exploration Ltd. 520 – 700 West Pender Vancouver, BC V6C 1G8 (604) 669-4777 (the "Company")

Item 2.	Date of Material Change

February 1, 2006, being the date of the news release.

Item 3.	News Release

The press release was distributed to the B.C., Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Northwest Territories Securities Commissions and the Toronto Stock Exchange via SEDAR and through CCN Matthews to various other approved public media.

Copy of the News Release is attached hereto.

Item 4.	Summary of Material Change

The Company announced that it has entered into an agreement with a syndicate of underwriters led by Canaccord Capital Corporation and including Orion Securities Inc., National Bank Financial, Paradigm Capital Inc. and Haywood Securities Inc. (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase 6,400,000 common shares on a “bought deal” basis, at a price of $6.25 per common share for aggregate gross proceeds of $40,000,000. The Underwriters have the option to purchase up to an additional 3,200,000 (amended from 1,600,000) common shares at the issue price up to 48 hours from the time of the announcement. The net proceeds of the offering shall be used by the Company for the exploration of the Company’s Gualcamayo gold project in San Juan, Argentina, and for general working capital.

The offering is scheduled to close on or about February 16, 2006 and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals including the approval of the Toronto Stock Exchange.

Item 5.	Full Description of Material Change

Please see attached news release.

Item 6.	Reliance On Subsection 7.1(2) Or (3) Of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Senior Officer/Director

Contact:	Michele A. Jones, Corporate Secretary
Tel: (604) 669-4777

Item 9.	Date Of Report

DATED at Vancouver, BC, this 1st day of February 2006.

VICEROY EXPLORATION LTD.

“Michele A. Jones”
Michele A. Jones
Corporate Secretary

Viceroy Exploration Ltd.

News Release #2006.02

TSX: VYE
OTC Bulletin Board: VCRYF
520 – 700 West Pender Street,
Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212
Email: info@viceroyexploration.com / www.viceroyexploration.com

News Release

Viceroy Exploration Announces $40,000,000 Bought Deal and Amended Over Allotment Option

Vancouver, British Columbia, February 1, 2006 – Viceroy Exploration Ltd. (“Viceroy” or the “Company”) is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by Canaccord Capital Corporation and including Orion Securities Inc., National Bank Financial, Paradigm Capital Inc. and Haywood Securities Inc. (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase 6,400,000 common shares on a “bought deal” basis, at a price of $6.25 per common share for aggregate gross proceeds of $40,000,000. The Underwriters have the option to purchase up to an additional 3,200,000 (amended from 1,600,000) common shares at the issue price up to 48 hours from the time of the announcement. The net proceeds of the offering shall be used by the Company for the exploration of the Company’s Gualcamayo gold project in San Juan, Argentina, and for general working capital.

The offering is scheduled to close on or about February 16, 2006 and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals including the approval of the Toronto Stock Exchange.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a junior resource company focused on the exploration, advancement and development of its 100%-owned Gualcamayo project, in San Juan Province, Argentina.

For further information contact:

Patrick G. Downey, P. Eng., President and CEO 604-669-4777

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE U.S.

TSX does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.